UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 11, 2012

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters disclosed on the Internet Website in relation to

the convocation of the Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements

    Notes to Non-Consolidated Financial Statements

(From April 1, 2011 to March 31, 2012)

With regard to the information stated above, in accordance with laws, regulations and Article 25 of the Articles of Incorporation, it is disclosed by posting on the company’s website on the Internet (http://www.smfg.co.jp).

Sumitomo Mitsui Financial Group, Inc.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiary companies and affiliate companies are pursuant to paragraph 8, Article 2 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been omitted.

1. Scope of consolidation

(1)	Consolidated subsidiaries 337 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

Promise Co., Ltd. (“Promise”)

Sumitomo Mitsui Finance and Leasing Company, Limited

The Japan Research Institute, Limited

SMBC Friend Securities Co., Ltd.

SMBC Nikko Securities Inc.

THE MINATO BANK, LTD.

Kansai Urban Banking Corporation

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Finance Service Co., Ltd.

SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2012 are as follows:

7 companies, including Promise, were included in the scope of consolidated subsidiaries as a result of a tender offer for shares of Promise by SMBC and a subscription by the Company for new shares issued by Promise by way of a third-party allotment. 30 companies, including Minato Equity Support Investment Limited Partnership, were also newly consolidated due to establishment and other reasons.

18 companies, including SMBC Support & Solution Co., Ltd., were excluded from the scope of consolidated subsidiaries because they were no longer subsidiaries due mainly to mergers.

9 companies, including Rouge Leasing Co., Ltd., were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

193 subsidiaries, including SMLC MAHOGANY CO., LTD., are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 63, paragraph 1, proviso 2 of the Companies Calculation Regulations.

Other unconsolidated subsidiaries including SBCS Co., Ltd. are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial; as such, they do not hinder a rational judgment of financial position and operating results of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company: SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method 39 companies

Principal companies:

Sumitomo Mitsui Auto Service Company, Limited

Daiwa SB Investments Ltd.

Changes in affiliates accounted for by the equity method in the fiscal year ended March 31, 2012 are as follows:

Hitachi Capital Auto Lease Corporation became equity method affiliates due to acquisitions of stocks by Sumitomo Mitsui Auto Service Company, Limited. Other 5 companies became equity method affiliates due mainly to the increase in materiality.

6 companies, including Promise, were excluded from the scope of equity method affiliates because they were no longer equity method affiliates through a tender offer for shares of Promise by SMBC and a subscription by the Company for new shares issued by Promise by way of a third-party allotment. 4 companies, including At-Loan Co., Ltd., were excluded from the scope of equity method affiliates because they were no longer equity method affiliates due mainly to mergers.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

193 subsidiaries, including SMLC MAHOGANY CO., LTD., are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 69, paragraph 1, proviso 2 of the Companies Calculation Regulations.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Group’s financial position and results of operations when excluded from the scope of equity method.

3. Special purpose entities

(1)	Outline of special purpose entities and transactions

SMBC, a consolidated subsidiary of Sumitomo Mitsui Financial Group, Inc. (“the Company”), provides credit lines, liquidity lines and loans to 13 special purpose entities (“SPEs”) for their fund needs and issuing of commercial paper. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the 13 SPEs as of their most recent closing dates were 2,175,773 million yen and 2,175,548 million yen, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

(2)	Principal transactions with the SPEs as of and for the fiscal year ended March 31, 2012

		Unit: millions of yen
Balances of principal transactions as of March 31, 2012		Principal profit or loss for the fiscal year ended March 31, 2012
Item	Amount	Item	Amount
Loans and bills discounted	1,486,284	Interest on loans and discounts	13,388
Credit lines	723,383	Fees and commissions	1,842
Liquidity lines	352,547

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market-related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities for which it is extremely difficult to determine fair value without available market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method.

Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

3)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from the collection of principal and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent of these operating sections, audits their assessment. The reserve is provided based on the results of these assessments.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 685,871 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for employee retirement benefits

The reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employee’s average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employee’s average remaining service period, commencing from the next fiscal year of incurrence.

(9)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(10)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer point award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(11)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits that were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(12)	Reserve for losses on interest payment

The reserve for losses on interest payment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(13)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities-related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rates prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applied deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest-rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were 309 million yen and 188 million yen, respectively.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest-rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for gains or losses that arise from interest-rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest-rate swaps.

(17)	Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited, SMBC Nikko Securities Inc., Kansai Urban Banking Corporation, Cedyna Financial Corporation and Promise Co., Ltd. is amortized using the straight-line method over 20 years. Goodwill on other companies is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

<Changes in Presentation>

  Consolidated statement of income

The Company had previously presented “Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” as part of “Extraordinary gains” until the fiscal year ended March 31, 2011. Based on “Practical Guidelines for Accounting Standard for Financial Instruments” (JICPA Accounting System Committee Report No. 14, revised March 29, 2011), the Company presents them as items of “Other income” from the current fiscal year.

<Additional Information>

1.	Changes of Accounting Procedures and Presentation

The Company has adopted “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, issued on December 4, 2009) for changes in accounting policies and corrections of figures on and after the beginning of the fiscal year ended March 31, 2012.

2.	Effects of changes in the corporate income tax rate

Following the promulgation of the “Act for Partial Amendment of the Income Tax Act, etc. for the Purpose of Creating a Taxation System Responding to Changes in Economic and Social Structures” (Act No. 114, 2011) and the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act No. 117, 2011) on December 2, 2011, the corporate income tax rate will be lowered and a special restoration surtax will be imposed from fiscal years beginning on or after April 1, 2012. Additionally, beginning from fiscal years starting on or after April 1, 2012, the use of tax loss carryforwards will be limited to the equivalent of 80% of taxable income before deducting tax loss carryforwards.

As a result of this change, net income decreased by 39,589 million yen.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts of less than one million yen have been omitted.
3.

Japanese government bonds as a sub-account of Securities and trading securities as a sub-account of Trading assets include 51,022 million yen of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which consolidated subsidiaries have the right to sell or pledge and the securities which consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 1,961,135 million yen of securities are pledged, and 378,167 million yen of securities are held in hand as of the consolidated balance sheet date.

4.	Bankrupt loans and Non-accrual loans were 74,218 million yen and 1,145,347 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 22,502 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for three months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 562,882 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrower’s recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 1,804,951 million yen.

The amounts of loans presented in Notes 4 through 7 above are the amounts before deduction of reserve for possible loans losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 754,204 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral
Cash and due from banks	294,382
Call loans and bills bought	490,255
Monetary claims bought	7,096
Trading assets	3,715,510
Securities	7,281,341
Loans and bills discounted	2,572,382
Lease receivables and investment assets	7,740
Tangible fixed assets	14,336
Other assets (installment account receivable, etc.)	4,412
Liabilities corresponding to assets pledged as collateral
Deposits	19,144
Call money and bills sold	825,000
Payables under repurchase agreements	1,676,902
Payables under securities lending transactions	5,180,034
Trading liabilities	513,941
Borrowed money	4,312,097
Other liabilities	10,149
Acceptances and guarantees	109,212

In addition, Cash and due from banks of 23,993 million yen, Trading assets of 86,879 million yen and Securities of 24,367,992 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangibles of 124,516 million yen, variation margins of futures markets of 17,906 million yen, and other variation margins of 66,197 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 47,220,313 million yen and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 39,753,611 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after contracts are made.

11.

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revalued its own land for business activities in accordance with the Act. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Articles 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 750,082 million yen.
13.	Deferred gain on fixed assets deductible for tax purposes amounted to 67,055 million yen.
14.	The balance of subordinated debt included in “Borrowed money” was 374,250 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,402,075 million yen.
16.	The amount guaranteed by banking subsidiaries to privately placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was 1,851,841 million yen.

17. Stock options

(1)	Amount of stock options to be expensed in the fiscal year

General and administrative expenses    431 million yen

(2)	Outline of stock options and changes

1) The Company

a.	Outline of stock options

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011
Title and number of grantees	Directors and employees of the Company and SMBC 677	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71
Number of stock options (Note 1)	Common shares 162,000 (Note 2)	Common shares 102,600	Common shares 268,200
Grant date	August 30, 2002	August 13, 2010	August 16, 2011
Condition for vesting	N.A.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	N.A.	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012
Exercise period	June 28, 2004 to June 27, 2012	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041

(Notes)

1.	Number of stock options has been converted and stated as number of shares.
2.	Number of stock options is reported in consideration of the 100-for-1 stock split implemented on January 4, 2009.

b.	Stock options granted and changes

  Number of stock options (Note)

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011
Before vested
Previous fiscal year-end	—	102,600	—
Granted	—	—	268,200
Forfeited	—	1,900	2,000
Vested	—	26,300	5,900
Outstanding	—	74,400	260,300
After vested
Previous fiscal year-end	108,100	—	—
Vested	—	26,300	5,900
Exercised	—	500	—
Forfeited	—	—	—
Exercisable	108,100	25,800	5,900

(Note)    Number of stock options has been converted and stated as number of shares.

Price Information

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011
Exercise price (yen)	6,649	1	1
Average exercise price (yen)	—	2,336	—
Fair value at the grant date (yen)	—	2,215	1,872

c.	Valuation technique used for valuing fair value of stock options

Stock options granted in the fiscal year were valued using the following valuation technique.

(i)	Valuation technique: Black-Scholes option-pricing model
(ii)	Principal parameters used in the option-pricing model

Date of resolution	July 29, 2011
Expected volatility (Note 1)	51.64%
Average expected life (Note 2)	4 years
Expected dividends (Note 3)	100 yen per share
Risk-free interest rate (Note 4)	0.30%

(Notes)

1.	Calculated based on the actual stock prices during 4 years from August 17, 2007 to August 16, 2011.
2.

The average expected life could not be estimated rationally due to the insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of the Company and consolidated subsidiaries.

3.	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2012.
4.	The Japanese government bond yield corresponding to the average expected life.

d.	Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2)	A consolidated subsidiary, Kansai Urban Banking Corporation
a.	Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174
Number of stock options (shares) (Note)	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14, Employees 46	Directors 10
Number of stock options (shares) (Note)	Common shares 464,000	Common shares 162,000	Common shares 115,000	Common shares 174,000
Grant date	July 29, 2005	July 31, 2006	July 31, 2006	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Title and number of grantees	Officers not doubling as directors 14, Employees 48	Directors 9, Officers not doubling as directors 16, Employees 45	Directors 11, Officers not doubling as directors 14, Employees 57
Number of stock options (shares) (Note)	Common shares 112,000	Common shares 289,000	Common shares 350,000
Grant date	July 31, 2007	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 29, 2009 to June 28, 2017	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

(Note) Number of stock options have been converted and stated as number of shares.

b.	Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	94,000	126,000	210,000	302,000
Vested	—	—	—	—
Exercised	10,000	14,000	—	—
Forfeited	84,000	6,000	18,000	17,000
Exercisable	—	106,000	192,000	285,000

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	431,000	162,000	115,000	174,000
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	39,000	—	—	—
Exercisable	392,000	162,000	115,000	174,000

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Before vested (shares)
Previous fiscal year-end	—	—	350,000
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	350,000
Outstanding	—	—	—
After vested (shares)
Previous fiscal year-end	112,000	289,000	—
Vested	—	—	350,000
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	112,000	289,000	350,000

(Note) Number of stock options have been converted and stated as number of shares.

Price information

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Exercise price (yen)	155	131	179	202
Average exercise price (yen)	143	145	—	—
Fair value at the grant date (yen)	—	—	—	—

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Exercise price (yen)	313	490	490	461
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	—	138	138	96

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Exercise price (yen)	461	302	193
Average exercise price (yen)	—	—	—
Fair value at the grant date (yen)	96	37	51

c.	Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

18. Business Combination

<Business combination through acquisition>

Promise consolidated as a subsidiary through a tender offer for shares and a subscription for new shares issued by way of third-party allotment

SMBC, a consolidated subsidiary of the Company, implemented a tender offer for the purpose of acquiring the shares of common stock, the first series of stock acquisition rights for the stock compensation-type stock options, the second series of stock acquisition rights for the stock compensation-type stock options, the third series of stock acquisition rights for the stock compensation-type stock options and the euro yen callable bonds with stock acquisition rights due 2015 issued by Promise Co., Ltd. (“Promise”). In addition, the Company fully subscribed shares issued by Promise through the third-party allotment executed on December 26, 2011. As a result of the above, the Company consolidated Promise as a subsidiary, which had been an equity method affiliate of the Company. The outline of the business combination through acquisition is as follows:

(1)	Outline of the business combination
1)	Name of the acquired company and its business

Promise (Consumer finance)

2)	Main Reasons for the business combination

Our basic policy was to acquire a 100% stake of Promise, aiming to strengthen the financial base of Promise and to build up a corporate infrastructure accommodating group-wide prompt and flexible decision making. Through the initiatives, we aim to strengthen the collaboration between Promise and the Company’s group companies, and expand our consumer finance business centering on Promise, which we believe a competitive advantage in the industry. To this end, we made Promise our consolidated subsidiary through a tender offer by SMBC and a subscription of third-party allotment by the Company in the fiscal year ended March 31, 2012.

3)	Date of the business combination

December 7, 2011

4)	Legal form of the business combination

Consolidated as a subsidiary through a tender offer for shares of Promise by SMBC and a subscription by the Company for new shares issued by Promise by way of third-party allotment

5)	Name of the controlling entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6)	Percentage share of voting rights the Company has acquired
Percentage share of voting rights owned

before business combination	22%
Percentage share of voting rights additionally acquired through tender offer	72%
Percentage share of voting rights additionally acquired
through subscription for shares issued by way of third-party allotment	4%
Percentage share of voting rights after acquisition	98%
7)	Main reason for deciding to acquire the company
The Company acquired a majority of voting rights of Promise and consolidated it as a subsidiary.
(2)	Period of the acquired company’s financial results included in the consolidated statement of income

From April 1, 2011 to March 31, 2012

Note that as the deemed acquisition date is December 31, 2011, gain or loss related to the acquired company for the period from April 1, 2011 to December 31, 2011 is presented as gain or loss from investments by the equity method in the consolidated statement of income.

(3)	Acquisition cost of the acquired company

Fair value of common stock of Promise owned before business combination	21,699 millions of yen
Fair value of common stock of Promise additionally acquired through tender offer	70,995 millions of yen
Fair value of common stock of Promise additionally acquired through subscription for shares issued by way of third-party allotment	119,999 millions of yen
Expenses directly required for acquisition	674 millions of yen
Acquisition cost of the acquired company	213,369 millions of yen
(4)	Difference between acquisition cost of the acquired company and total acquisition cost of individual transactions leading to acquisition

Acquisition cost of the acquired company	213,369 millions of yen
Total acquisition cost of individual transactions leading to acquisition	188,318 millions of yen
Difference (gains on step acquisition)	25,050 millions of yen
(5)	Goodwill
1)	Amount of goodwill 57,300 million yen
2)	Reason for recognizing goodwill

   The Company accounted for the difference between the acquisition cost and the equivalent amount of the Company’s interests in Promise as goodwill.

3)	Method and term to amortize goodwill

   Straight-line method over 20 years

(6)	Amounts of assets and liabilities acquired on the day of the business combination
1)	Assets

Total assets	1,671,681 million yen
Loans	795,148 million yen
Customers’ liabilities for acceptances and guarantees	564,528 million yen
2)	Liabilities

Total liabilities	1,511,980 million yen
Borrowed money	300,884 million yen
Reserve for losses on interest repayment	367,220 million yen
Acceptances and guarantees	564,528 million yen
(7)

Approximate amounts and their calculation methods of impact on the consolidated statement of income for the fiscal year ended March 31, 2012, assuming that the business combination had been completed on the commencement date of the fiscal year

1)

Estimates of the differences between the ordinary income and other income data, assuming that the business combination had been completed on the commencement date of the fiscal year and the actual ordinary income and other income data that are recorded in the consolidated statement of income are as follows:

Ordinary income	143,349 million yen
Ordinary profit	(152,690) million yen
Net income	(186,332) million yen
(Note) Ordinary income is presented as counterparts of sales of companies in other industries.

2)	Calculation method of the approximate amounts and material assumptions

The approximate amounts were calculated retroactively to the commencement date of the fiscal year based on the amounts stated in Promise and its consolidated subsidiaries’ statement of income for the period from April 1, 2011 to December 31, 2011, including the amount of amortization of goodwill for the same period, and are different from results of operation if the business combination had been completed on the commencement date of the fiscal year.

The information mentioned above has not been audited by KPMG AZSA LLC.

<Transactions under common control>

Making Cedyna Financial Corporation a wholly-owned subsidiary

SMFG Card & Credit, Inc. (“FGCC”) made Cedyna Financial Corporation (“Cedyna”) a wholly-owned subsidiary by a share exchange with an effective date of May 1, 2011 (the “Share Exchange”). The outline of transactions under common controls is as follows:

(1)	Outline of the transactions
1)	Name and business of combined entities

- Acquisition company: FGCC (Management of subsidiaries and affiliates)

- Acquired company: Cedyna (Credit card services)

2)	Date of business combination

May 1, 2011

3)	Form of reorganization

Exchange of shares

4)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

5)	Outline and purpose of the transaction

The Company and FGCC decided that they needed to establish a system which allowed more timely and flexible decision-making in order to take various measures to “establish the number one credit card business entity in Japan.” Therefore, the Company made Cedyna a wholly-owned subsidiary of FGCC.

(2)	Accounting methods

The Company applies the accounting procedures stipulated by Articles 45 and 46 of the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21).

(3)	Acquisition cost of the additionally acquired stocks of subsidiaries

Fair value of common stock of Cedyna additionally acquired	37,535 million yen
Expenses directly required for acquisition	80 million yen
Acquisition cost of the additionally acquired stocks of subsidiaries	37,616 million yen
(4)	Share exchange ratio, its basis for determination, number of shares delivered
1)	Type of shares and share exchange ratio

Common shares

The Company 1: Cedyna 0.06

(Note)    0.06 shares of the Company common stock was allotted and delivered per share of Cedyna common stock.

2)	Basis for determination of share exchange ratio

Nikko Cordial Securities Inc. (currently SMBC Nikko Securities Inc.) and Nomura Securities Co., Ltd. were appointed by FGCC and Cedyna, respectively, as third party valuation institutions in order to ensure the fairness and appropriateness in determining the share exchange ratio for the Share Exchange. FGCC and Cedyna engaged in negotiations and discussions with reference to the share exchange ratio analysis provided by the above third party valuation institutions and with consideration for the Company’s and Cedyna’s financial conditions, performance trends and stock price movements. As a result, FGCC and Cedyna each determined that the share exchange ratio set forth in 1) above was beneficial to the shareholders of both the Company and Cedyna, and the Company, FGCC and Cedyna agreed and decided.

3)	Number of shares delivered

14,702 thousand common shares of the Company

(5)	Goodwill
1)	Amount of goodwill 9,087 million yen
2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and the equivalent amount of the Company’s interests in Cedyna as goodwill.

3)	Method and term to amortize goodwill

Straight-line method over 20 years

19.	Transactions under Common Control

Making Promise Co., Ltd. a wholly-owned subsidiary

The Company made Promise a wholly-owned subsidiary by a share exchange with an effective date of April 1, 2012 (the “Share Exchange”). The outline of transactions under common controls is as follows:

(1)	Outline of the transactions
1)	Name and business of combined entities

- Acquisition company: Sumitomo Mitsui Financial Group, Inc. (Bank holding company)

- Acquired company: Promise (Consumer finance)

2)	Date of business combination

April 1, 2012

3)	Form of reorganization

Exchange of shares

4)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

5)	Outline and purpose of the transaction

The Company has considered it our basic policy to wholly-own Promise in order to i) strengthen Promise’s financial base to effectively achieve planned expansion of the consumer finance business with Promise acting at its core in the Group through further enforcement of cooperation between Promise and the Group companies and the planned establishment of a competitive advantage in the industry of Promise as the initiative, and ii) build up an infrastructure accommodating more timely and flexible group-wide decision making. In line with this policy, the Company made Promise a wholly-owned subsidiary.

(2)	Share exchange ratio, its basis for determination, number of shares delivered
1)	Type of shares and share exchange ratio

Common shares

The Company 1: Promise 0.36

(Note)    0.36 shares of the Company common stock was allotted and delivered per share of Promise common stock.

2)	Basis for determination of share exchange ratio

The Company and Promise separately appointed a financial advisor or third-party valuation institution, both independent of the two companies, in order to ensure fairness and appropriateness in determining the share exchange ratio for the Share Exchange. The Company appointed Goldman Sachs Japan Co. Ltd. as the financial advisor while Promise appointed Houlihan Lokey K.K. as the third-party valuation institution. To determine the share exchange ratio, the Company and Promise separately considered it carefully with reference to the share exchange ratio provided by the above financial advisor and third-party valuation institution, with which they also engaged in discussions and negotiations. With regard to the valuation of Promise’s share price, the Company and Promise took account of the tender offer price for Promise’s common stocks, undertaken by the Company prior to the Share Exchange as a benchmark in addition to the conditions and results of the tender offer, the Company’s share price movements and other factors. As a result, the Company and Promise concluded that the share exchange ratio set forth in 1) above was reasonable and beneficial to the shareholders of the two companies, subsequently agreeing and accepting it for the transaction.

3)	Number of shares delivered

45,660 thousand common shares of the Company

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (1982 Ministry of Finance Ordinance No. 10).
2.	Amounts of less than one million yen have been omitted.
3.	“Other income” included gains on sales of stocks and other securities of 15,654 million yen.
4.

“Other expenses” included write-off of loans of 90,305 million yen, losses on sale of stocks of 11,659 million yen, losses on devaluation of stocks and other securities of 31,875 million yen, provision for reserve for losses on interest repayment of 40,364 million yen, equity in losses of affiliates of 31,122 million yen, and losses on sale of non-accrual loans of 25,364 million yen.

5.	“Other extraordinary gains” represented gains on step acquisitions of 25,050 million yen.
6.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Unit: millions of yen

Area	Purpose of use			Type	Impairment loss
Tokyo metropolitan area	Branches	11	branches	Land and buildings, etc.	198
	Idle assets	38	items		1,168
	Others	4	items		58
Kinki area	Branches	31	branches	Land and buildings, etc.	393
	Idle assets	41	items		1,630
	Others	1	item		2
Others	Branches	1	branch	Land and buildings, etc.	27
	Idle assets	16	items		381

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

In the fiscal year, SMBC and other subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “Losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been omitted.
2.	Type and number of shares issued and treasury shares are as follows:

Unit: shares

	Number of shares at the beginning of the fiscal year	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end	Remarks
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625
Preferred stock (1st series type 6)	70,001	—	70,001	—	(Note 1)
Total	1,414,125,626	—	70,001	1,414,055,625
Treasury shares
Common stock	32,581,914	45,686,368	15,328,723	62,939,559	(Note 2)
Preferred stock (1st series type 6)	—	70,001	70,001	—	(Note 1)
Total	32,581,914	45,756,369	15,398,724	62,939,559

(Notes)

1.	Increase in number of treasury stock of the First Series Type 6 Preferred Stock
-	70,001 shares due to acquisition of the treasury stock that was executed on April 1, 2011 in accordance with the provision of Article 18 of the Articles of Incorporation of the Company.
Decrease in number of both treasury stock and shares issued of the First Series Type 6 Preferred Stock
-	70,001 shares respectively, due to cancellation of those shares executed on April 1, 2011.
2.	Increase in the number of treasury common shares issued
-

45,686,368 shares due to purchase of fractional shares and also acquisition of the Company shares through market purchases in accordance with the provision of Article 8 of the Articles of Incorporation of the Company that were subsequently delivered to the shareholders of Promise in consideration for a share exchange.

Decrease in number of treasury common shares issued
-

15,328,723 shares due to sale of fractional shares, reduction of 7,363 shares through exercise of stock options and reduction of 15,321,360 shares through the allocation of the Company shares held by FGCC, a consolidated subsidiary of the Company for the purpose of wholly-owning Cedyna, to the shareholders of Cedyna on May 1, 2011, and sale of the Company shares by consolidated subsidiaries.

3.	Information on stock acquisition rights

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			At the beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					598
Consolidated subsidiaries	—	—					94
Total							692

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2011	Common stock	70,514	50	March 31, 2011	June 29, 2011
	Preferred stock (1st series type 6)	3,097	44,250	March 31, 2011	June 29, 2011
Meeting of the Board of Directors held on November 14, 2011	Common stock	70,514	50	September 30, 2011	December 2, 2011

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 28, 2012	Common stock	68,230	Retained earnings	50	March 31, 2012	June 28, 2012

<Notes on Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as securities, leasing, credit card, consumer finance. Its banking business includes deposit taking, lending, securities trading and investment, remittance, foreign exchange, custody of funds and other assets related to financial futures transactions, bond subscription agent, trust business, over-the-counter sales of securities investment trusts and insurance products, and securities intermediation.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs, to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit.

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated debt and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and the method to assess the effectiveness of hedging are described in <Significant Accounting Policies for Consolidated Financial Statements>, 4. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Risk Management Regulations.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the basic policy. The Corporate Risk Management Dept., which, together with the Corporate Planning Dept., controls risk management across the Group by monitoring the development and implementation of each Group company’s risk management system, and gives appropriate guidance as needed. Within this framework, the Company comprehensively and systematically manages risks on a Group basis.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a.	Credit risk management system

At SMBC, the Company’s major consolidated subsidiary, basic policies on credit risk management and other significant matters require the resolution of the bank’s Management Committee and the approval of the bank’s Board of Directors.

The Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls the total credit risk of the entire bank by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. The department also monitors risk situations and regularly reports to the Management Committee and the Board of Directors.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize the bank’s overall credit portfolio through using credit derivatives and selling loan claims. In the Corporate Services Unit, the Corporate Research Dept. analyzes industries as well as investigates the borrower’s business situation to detect early signs of problems. The Credit Administration Dept. is responsible for formulating and implementing measures to reduce the bank’s exposures mainly to borrowers classified as potentially bankrupt or lower.

The Credit Departments of Consumer Banking Unit, Middle Market Banking Unit and other business units play a central role in credit screening and managing their units’ credit portfolios. Each business unit establishes its credit limits based on the baseline amounts for each borrower grading category. Borrowers or loans perceived to have high the credit risk undergo intensive evaluation and administration by the unit’s Credit Department.

Moreover, the Credit Risk Committee, a consultative body straddling the business units, rounds out the bank’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of the bank’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

b.	Method of credit risk management

SMBC properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within the scope of capital

To limit credit risks to a permissible level relative to capital, “credit risk capital limit” has been established for internal control purposes. Under this limit, a general guideline and designated guidelines for real estate finance, investment in funds and securitization products, etc. are set for each business unit. Regular monitoring is conducted to ensure that these guidelines are being followed.

- Controlling concentration of risk

Concentration of risk in specific borrowers/industries/countries could severely reduce a bank’s capital should it materialize. SMBC therefore implements measures to prevent concentration of credit risk in specific industries, and control large exposures to individual borrowers by setting guidelines for maximum loan amounts and conducting thorough loan reviews. To manage country risk, SMBC also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

SMBC runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead) level.

- Reduction and prevention of non-performing loans

On non-performing loans and potential non-performing loans, SMBC carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

- Approaches to active portfolio management

SMBC is committed to agile portfolio management, such as using credit derivatives and selling loan claims, to stabilize its credit portfolio

In regards to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks.

Moreover, guidelines have been established based on the characteristics of each type of risk.

In regards to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which SMBC frequently conducts derivative transactions, measures such as a close-out netting provision, which provide that offsetting credit exposures between the two parties will be combined into a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a.	Market and liquidity risk management systems

At SMBC, important matters such as basic policies for managing market and liquidity risks and risk management framework are determined by the Management Committee and then approved by the Board of Directors. The aforementioned Corporate Risk Management Dept., which is independent of the business units that directly handle business transactions, manages market and liquidity risks in an integrated manner. The department also monitors market and liquidity risk situations and regularly reports to the Management Committee and the Board of Directors.

Furthermore, its cross-departmental “ALM Committee” reports on the state of observance of the bank’s market risk capital and liquidity risk capital limits, and deliberates on administration of ALM policies. It also has a system whereby front-office departments, middle-office departments and back-office departments check each other’s work in order to prevent clerical errors, unauthorized transactions, etc. In addition, its Internal Audit Unit, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

b.	Market and liquidity risk management methodology

- Market risk management

SMBC manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss for a given probability) within the market risk capital limit that is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

SMBC uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking book (market operations for generating profit through management of interest rates, terms, and other aspects of assets (loans, bonds, etc.) and liabilities (deposits, etc.)) and trading book (market operations for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), SMBC calculates the maximum loss that may occur as a result of market fluctuations in one day with a probability of 1% based on four years of historical observation. Concerning the holding of shares (listed shares) for the purpose of strategic investment, SMBC calculated the maximum loss based on the same method as used for banking book and trading book as of March 31, 2011. From the fiscal year ended March 31, 2012, SMBC calculates the maximum loss that may occur as a result of market fluctuations in one year with a probability of 1% based on ten years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, SMBC manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2012, total VaR of SMBC and its major consolidated subsidiaries was 32.0 billion yen in the banking book, 10.0 billion yen in the trading book and 897.9 billion yen in the holding of shares (listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

At SMBC, funding liquidity risk is managed based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans. The bank tries to avoid excessive reliance on short-term funds by managing funding gap limits and guidelines and has established a contingency plan covering emergency action plans such as reducing funding gap limits and guidelines. In addition, to ensure smooth fulfillment of transactions in face of market turmoil, it holds assets such as U.S. treasuries that can be sold immediately and emergency committed lines as supplemental liquidity.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the bank has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, reasonably calculated prices. Such prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Fair Value of Financial Instruments
(1)

“Consolidated balance sheet amounts,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2012 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as “other securities,” and stocks of subsidiaries and affiliates.

Unit: millions of yen

	Consolidated balance sheet amounts		Fair value		Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	7,711,078		7,715,673		4,594
2) Call loans and bills bought (Note 1)	1,290,685		1,291,614		928
3) Receivables under resale agreements	227,749		228,471		722
4) Receivables under securities borrowing transactions	4,539,555		4,539,555		–
5) Monetary claims bought (Note 1)	1,354,400		1,360,792		6,391
6) Trading assets
Securities classified as trading purposes	4,285,328		4,285,328		–
7) Money held in trust	23,878		23,878		–
8) Securities
Bond classified as held-to-maturity	5,277,668		5,346,853		69,184
Other securities	36,403,944		36,403,944		–
9) Loans and bills discounted	62,720,599
Reserve for possible loan losses (Note 1)	(757,820)
	61,962,778		63,076,899		1,114,120
10) Foreign exchanges (Note 1)	1,276,510		1,281,154		4,643
11) Lease receivables and investment assets (Note 1)	1,690,977		1,771,120		80,143
Total assets	126,044,556		127,325,285		1,280,729
1) Deposits	84,128,561		84,136,544		7,982
2) Negotiable certificates of deposit	8,593,638		8,593,118		(519)
3) Call money and bills sold	2,144,599		2,144,599		(0)
4) Payables under repurchase agreements	1,676,902		1,676,902		–
5) Payables under securities lending transactions	5,810,730		5,810,730		–
6) Commercial paper	1,193,249		1,193,249		–
7) Trading liabilities
Trading securities sold for short sales	2,172,857		2,172,857		–
8) Borrowed money	8,839,648		8,856,720		17,072
9) Foreign exchanges	302,580		302,580		–
10) Short-term bonds	949,388		949,385		(3)
11) Bonds	4,641,927		4,771,814		129,886
12) Due to trust account	443,723		443,723		–
Total liabilities	120,897,808		121,052,227		154,418
Derivative transactions (Note 2)
Hedge accounting not applied	[102,744	]	[102,744	]	–
Hedge accounting applied	308,082		308,082		–
Total	205,338		205,338		–

(Notes)	1.	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.
	2.	The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges, and 11) Lease receivables and investment assets:

Of these transactions, the book values of dues from banks without maturity and overdrafts with no specified repayment dates are regarded to approximate their fair values; thus, their fair values are their book values.

For short-term transactions with remaining life as of the end of the fiscal year not exceeding six months, their fair values are, in principle, their book value as book values are regarded to approximate fair values.

The fair value of those with a remaining life of more than six months is, in principle, the present value of future cash flows (calculated by discounting future cash flows, estimated taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprised of a risk-free interest rate and an overhead ratio). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the present value of expected future cash flows or the expected recoverable amount from collateral or guarantees. Since the claims’ balance sheet amounts at the closing date minus the current expected amount of loan losses approximate their fair values, such amounts are regarded as their fair values.

5) Monetary claims bought:

The fair values of subordinated trust beneficiary interests related to securitized housing loans are based on the assessed value of underlying assets minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price as of the end of the fiscal year.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during one month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of variable rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private-placement bonds, are based on the present value of future cash flows calculated by discounting future cash flows estimated taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an overhead ratio.

However, the fair values of bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s face value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values as at the end of the fiscal year. The fair values of short-term transactions with remaining life as of the end of the fiscal year not exceeding six months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining life of more than six months are, in principle, based on the present value of future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining life.

3) Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining life as of the end of the fiscal year not exceeding six months are based on their book values, as their book values are regarded to approximate their fair values. For transactions with a remaining life of more than six months, their fair values are, in principle, based on the present value of future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining life. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7) Trading liabilities:

The fair values of bonds sold and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values as at the end of the fiscal year.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their settlement prices as at the end of the fiscal year calculated based on the present value of the expected future cash flows or using valuation techniques such as the option pricing model. The fair values of commodity derivatives transactions are based on their settlement prices as at the end of the fiscal year, calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

Unit: millions of yen

Item	As of March 31, 2012
Monetary claims bought
Monetary claims bought without market prices (Note 1)	6,062
Securities
Unlisted stocks, etc. (Note 2)	271,149
Investments in partnership, etc. (Note 3)	345,987
Total	623,198

(Notes)	1. Beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their values.
2. They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

3. They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheet and statement of income.

<Notes to Per Share Information>

Net assets per share:	3,856.37 yen
Net income per share:	374.26 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

Investments in subsidiaries and affiliates: Carried at cost using the moving-average method

2.	Depreciation
(1)	Tangible fixed assets

Declining balance method (However, buildings are depreciated on the straight-line method.)

(2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company is depreciated over its estimated useful life (basically 5 years).

3.	Translation of foreign-currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

4.	Accounting standards for reserves
(1)	Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

5.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

<Additional Information>

(Changes of Accounting Procedures and Presentation)

The Company has adopted “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, issued on December 4, 2009) for changes in accounting policies and corrections of figures on and after the beginning of the fiscal year ended March 31, 2012.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been omitted.
2.	Accumulated depreciation on tangible fixed assets: 11 million yen
3.	Subordinated bonds

Bonds here refer to subordinated bonds whose obligations, by special conditions, are honored with lesser priority than other debt obligations.

4.	Guarantee liabilities

The Company is offering guarantees in the amount of 40,745 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits at SMBC’s Dusseldorf Branch.

5. Short-term monetary claims to affiliates:	67,892 million yen
Short-term monetary debts to affiliates:	1,231,070 million yen
Long-term monetary debts to affiliates:	392,900 million yen

<Notes to Non-Consolidated Statement of Income>

1.	Amounts less than one million yen have been omitted.
2.	Related party transactions

Operating income:	181,372 million yen
Operating expenses:	17,102 million yen
Transactions other than operating transactions:	6,546 million yen

<Notes to Non-Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been omitted.
2.	Type and number of treasury shares:

Unit: shares

	Number of shares at the beginning of the fiscal year	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end	Remarks
Treasury shares
Common stock	3,762,514	45,686,368	7,363	49,441,519	(Note 1)
Preferred stock (1st series type 6)	–	70,001	70,001	–	(Note 2)
Total	3,762,514	45,756,369	77,364	49,441,519

(Notes)

1.	Increase in the number of treasury common shares issued
-

45,686,368 shares due to purchase of fractional shares and also acquisition of the Company’s shares through market purchases in accordance with the provision of Article 8 of the Articles of Incorporation of the Company that were subsequently delivered to the shareholders of Promise Co., Ltd. in consideration for a share exchange.

Decrease in number of treasury common shares issued

-	7,363 shares due to sale of fractional shares and exercise of stock options.
2.	Increase in number of treasury stock of the First Series Type 6 Preferred Stock
-	70,001 shares due to acquisition of the treasury stock that was executed on April 1, 2011 in accordance with the provision of Article 18 of the Articles of Incorporation of the Company.

Decrease in number of treasury stock of the First Series Type 6 Preferred Stock

-	70,001 shares respectively due to cancellation of those shares that was executed on April 1, 2011.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets

Unit: millions of yen

Deferred tax assets
Shares of subsidiaries	1,075,541
Others	26,105

Subtotal deferred tax assets	1,101,646
Valuation allowance	(1,101,646)

Total deferred tax assets	–

Net amount of deferred tax assets	–

<Notes to Per Share Information>

Net assets per share:                                3,317.44 yen

Net income per share:                                  107.06 yen

<Notes to Significant Subsequent Events>

(Making Promise a wholly-owned subsidiary)

The Company, by executing a share exchange effective April 1, 2012, based on the Share Exchange Agreement entered into with Promise, through a resolution of the meeting of its Board of Directors held on December 21, 2011, made Promise a wholly-owned subsidiary. In this share exchange 0.36 shares of the Company’s common stock was allotted and delivered per share of Promise common stock and 45,660 thousand shares of the Company’s treasury stock was used in the allotment of shares to Promise shareholders.